Form 6-K

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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue Windsor, Ontario Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Form 6-K

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC
(registrant)
Date:	April 7, 2004	By:	Jack C. Tough
Jack C. Tough Vice President and Chief Financial Officer

Item List

1.

Unaudited Consolidated Financial Statements for Second Quarter Ended February 29, 2004.

Report to Bondholders

For the second quarter ended February 29, 2004.

April 7, 2004

Second quarter consolidated sales were $33.4 million compared to $36.4 million in the second quarter last year.  Translation of sales made in U.S. dollars reduced second quarter sales by $2.8 million compared to prior year as a result of the depreciation of the U.S. dollar compared to the Canadian dollar.  Sales shortfalls at the North American Die Set segment (NADS) and Lamina Components segment (Lamina) were partially offset by increased sales in the European segment generated by special projects.  Rapidly increasing steel prices in the quarter had minimal impact on second quarter results as the Company was able, for the most part, to pass the increases through to the customer and was able to purchase adequate amounts of steel.  If steel prices continue to increase it may not be possible for the Company to pass these additional increases on to customers.  If, due to international influences on the steel market, there are shortages of hot rolled steel plate the Company is not assured of a continuous supply of steel plate.

Gross profit margins declined 1.1 percentage points to 26.9% in the second quarter from 28.0% in the second quarter of fiscal 2003 due primarily to the product mix at Lamina and increased fixed costs as a percent of sales due to the weak sales volume throughout North America.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter were $2.9 million, down from $9.3 million in the second quarter of fiscal 2003.  Lower gross profit in 2004 contributed $1.2 million to the shortfall due mainly to the weakening of the U.S. dollar, lower sales in NADS and Lamina and the product mix at Lamina, all as described above.  Selling and administrative costs were $0.1 million higher than 2003 due to an assessment of $0.3 million for Ontario capital taxes from prior years.  Additionally, the loss on foreign exchange for the second quarter of 2004 was $0.2 million, compared to the $1.3 million gain on foreign exchange reported in the second quarter of 2003, resulting in a $1.5 million difference from the prior year.  The remainder of the difference was a result of items occurring in the second quarter of 2003 that did not occur in the second quarter of 2004.  In the prior year, the second quarter included a gain on early extinguishment of debt of $4.2 million, losses resulting from plant closure costs of $0.2 million, the write-off of deferred financing fees of $0.1 million and a loss on sale of European operations of $0.4 million.

The net loss in the second quarter of fiscal 2004 was $1.1 million compared to net income of $3.5 million in fiscal 2003, a variance of $4.5 million.  The change in EBITDA of $6.4 million (described above) was exacerbated by increased depreciation expense of $0.8 million resulting from the decision to reduce the estimated useful service life of production equipment effective June 1, 2003.  Partially offsetting these negative variances were lower interest expenses ($0.5 million), primarily due to the effect of the weakening U.S. dollar on U.S. denominated debt.

Consolidated year-to-date sales were $68.4 million, $6.9 million below prior year sales of $75.3 million.  This decrease is primarily due to the weakening of the U.S. dollar against the Canadian dollar ($5.8 million) and, low sales volume at NADS and Lamina, but was partially offset by increased sales in the European segment.

Gross profit for the first six months was $18.8 million, $2.9 million below gross profit of $21.7 million in the same period of the prior year.  Gross profit margins declined 1.3 percentage points to 27.5% in the first six months from 28.8% in the prior year.  The decline was due primarily to the product mix at Lamina and increased fixed costs as a percent of sales due to the weak sales volume throughout North America.

Year-to-date EBITDA of $7.5 million, was $7.3 million less than the first six months of 2003 due predominantly to the factors discussed above for the second quarter, including lower sales and gross profit, a $4.2 million gain on early extinguishment of debt in 2003 that did not occur in 2004, and a $1.5 million decrease in gain on foreign exchange in 2004.  Year-to-date selling and administrative expenses were $11.4 million, $0.3 million less than prior year of $11.7 million.  The cost of the Ontario capital tax assessment of $0.3 million was offset by reductions in SG&A expenses of $0.7 million due to a reduction in office and sales salaries.

Net loss for the first six months was $1.6 million, compared to a net income of $4.2 million in the first six months of 2003.  The variance was primarily due to the change in EBITDA described above and $1.4 million increased amortization and depreciation expense.  Amortization and depreciation totaled $5.3 million for the first six months of 2004, compared to $3.9 million in the prior year, because of the decision to reduce the estimated useful service life of production equipment effective June 1, 2003.  Interest on long term debt for the first six months was $3.5 million, compared to $4.3 million in 2003.  The decrease is primarily the result of the effect of the weakening U.S. dollar on U.S. denominated debt.

At a meeting held January 28, 2004, the Board of Directors approved a new management Share Option Plan that replaced a former plan and cancelled all existing management share options outstanding thereunder.  A total of 18,500,000 shares have been reserved for issuance under the Plan and as of March 31, 2004, 14,892,500 options have been granted.  If the value of the options was required to be included in reported compensation expense the impact would be immaterial.

Ongoing environmental testing at the Cheshire, CT site has discovered previously unknown areas of contamination.  Further testing and analysis is required to ascertain the additional costs, if any, that may be required for the site remediation (refer to note 6 in the financial statements).

Management of the Company uses the measure Adjusted EBITDA (as disclosed in note 10 to the consolidated financial statements) to monitor and evaluate operational performance of the Company and its operating segments. Adjusted EBITDA is also presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company’s ability to service and/or incur debt.  Therefore, under Canadian generally accepted accounting principles, the Company discloses in note 10 to the consolidated financial statements Adjusted EBITDA by operating segment.  However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability or liquidity.

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as "may", "will", "should", "believe", "expect", "anticipate", "estimate", "continue", "predict", or similar expressions, with respect to various matters.

It is important to note that the Company's actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors.  These important factors include potential disruption in the Company's supply of steel, potential increases in steel prices, the Company's dependence on the automotive industry, exchange rate fluctuations, the Company's substantial leverage, operating and financial restrictions under the Company's debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties described in the Company's Annual Report on Form 20-F for the year ended August 31, 2003.

All forward-looking statements in this report are based on information available to the Company on the date of this report.  The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

DET_B\419317.2

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In Thousands of Canadian Dollars)

	Three Months Ended		Six Months Ended

	February 29	February 28	February 29	February 28
	2004	2003	2004	2003

SALES	$33,443	$36,393	$68,387	$75,273
Cost of goods sold	24,455	26,187	49,602	53,593

GROSS PROFIT	8,988	10,206	18,785	21,680

Selling and administrative expenses	5,884	5,815	11,386	11,677
(Gain) loss on disposal of capital assets	-	(4)	13	6
Plant closure and related environmental expenses (note 7)	-	151	-	151
Gain on early extinguishment of debt (note 8)	-	(4,214)	-	(4,214)
Write-off of deferred financing fees (note 8)	-	140	-	140
(Gain) loss on foreign exchange (note 4)	245	(1,329)	(145)	(1,253)
(Gain) loss on sale of European operations (note 2)	-	383	-	383

	6,129	942	11,254	6,890

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	2,860	9,264	7,531	14,790

Depreciation and amortization	2,653	1,897	5,281	3,938
Interest on long-term debt	1,728	2,111	3,493	4,349
Other interest	199	275	413	608

	4,580	4,283	9,188	8,895

INCOME (LOSS) BEFORE TAXES	(1,720)	4,981	(1,657)	5,895

INCOME TAXES (note 5)	(668)	1,500	(106)	1,699

NET INCOME (LOSS)	$(1,052)	$3,481	$(1,551)	$4,196

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In Thousands of Canadian Dollars)

	Three Months Ended		Six Months Ended

	February 29	February 28	February 29	February 28
	2004	2003	2004	2003

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(70,001)	$(73,728)	$(69,502)	$(9,823)

Change in accounting policy (note 3) Change in accounting policy (note 4)	-	-	-	(64,012)
	-	-	-	(608)

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(70,001)	(73,728)	(69,502)	(74,443)

Net income (loss)	(1,052)	3,481	(1,551)	4,196

DEFICIT, END OF PERIOD	$(71,053)	$(70,247)	$(71,053)	$(70,247)

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands of Canadian Dollars)

	February 29	August 31
	2004	2003

CURRENT ASSETS
Accounts receivable	$24,589	$25,664
Loans receivable - shareholders	35	35
Inventories	13,899	12,828
Prepaid expenses	1,171	1,002

	39,694	39,529

LOANS RECEIVABLE - SHAREHOLDERS	23	23
CAPITAL ASSETS	87,392	90,133
DEFERRED CHARGES (Note 4)	2,137	2,622

	$129,246	$132,307

CURRENT LIABILITIES
Bank indebtedness	7,436	7,379
Accounts payable	8,355	7,102
Accrued liabilities	8,117	8,862
Income taxes payable	26	526
Current portion of long-term debt	487	1,648

	24,421	25,517

LONG TERM DEBT	72,023	74,674
FUTURE INCOME TAXES	2,510	2,614

CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY
Share capital	90,658	90,658
Contributed surplus	2,424	2,424
Deficit	(71,053)	(69,502)
Cumulative translation adjustments	8,263	5,922

	30,292	29,502

	$129,246	$132,307
(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Canadian Dollars)

	Three Months Ended		Six Months Ended

	February 29	February 28	February 29	February 28
	2004	2003	2004	2003

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTITIVITIES:
OPERATING
Net income (loss)	$(1,052)	$3,481	$(1,551)	$4,196
Adjustments for:
Depreciation and amortization	2,653	1,897	5,280	3,938
(Gain) loss on disposal of capital assets	-	(4)	13	6
Gain on early extinguishment of debt (note 8)	-	(4,214)	-	(4,214)
Write-off of deferred financing fees (note 8)	-	140	-	140
Loss on sale of European operations (note 2)	-	383	-	383
Long-term debt exchange (gain) expense (note 4)	557	(1,047)	(585)	(954)
Future income tax expense (recovery)	(719)	1,397	(203)	1,612

	1,439	2,033	2,955	5,107
Net change in non-cash working capital	(2,075)	(1,706)	394	(1,329)

	(636)	327	3,349	3,778

INVESTING
Purchase of capital assets	(1,208)	(511)	(2,021)	(713)
Proceeds on disposal of capital assets	8	50	8	85
Repayment of loans receivable - sale of European operations (note 2)	-	7,315	-	7,315

	(1,200)	6,854	(2,013)	6,687

FINANCING
(Decrease) increase in bank indebtedness	3,055	(3,385)	57	(6,172)
Long-term debt incurred	-	-	-	5,000
Repayment of long-term debt	(1,219)	(3,086)	(1,390)	(7,736)
Repurchase of share capital for cancellation	-	(67)	-	(67)
Deferred financing fees	-	(643)	(3)	(1,490)

	1,836	(7,181)	(1,336)	(10,465)

CHANGE IN CASH AND CASH EQUIVALENTS	-	-	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-	-	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$-	$-	$-	-

(See accompanying notes)

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Canadian Dollars)

(1) Accounting Policies

The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2003 annual financial statements.

(2) Disposal of Operations

Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations.

In the second quarter of fiscal 2003 the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser. An additional loss on sale of the European operations of $383 (Euro 241) was recorded in the second quarter of fiscal 2003.

(3) Goodwill and Other Intangible Assets

In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired.

This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002.

The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Goodwill is written down when there has been a permanent impairment in the value of the goodwill. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill.

Based on management's evaluation under the transitional impairment test in this new pronouncement, the Company recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company's goodwill in the first quarter of fiscal 2003.

The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(4) Foreign Currency Translation

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures.

The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002.

As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267). Exchange loss on long-term debt included in the Consolidated Statements of Income (Loss) is $557 (2003 - gain of $954).

(5) Income Taxes

Income tax expense for the six month period ended February 29, 2004 includes an adjustment of $700 related to an increase in the substantively enacted income tax rates in the Province of Ontario.

(6) Contingencies

Certain metals and chemical contamination has been found at one of the Company's former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2,391 (August 31, 2003 - $2,566) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms. Ongoing environmental testing at the site has discovered previously unknown areas of contamination. Further testing and analysis is required to ascertain the additional costs, if any, that may be required for the site remediation.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(7) Cheshire Facility

During the quarter ended February 28, 2003, the Company expensed $151 of additional costs related to the February 2000 closure of its Cheshire, Connecticut die set manufacturing facility.

(8) Subordinated Notes

During the quarter ended February 28, 2003, the Company repurchased $7,122 ($4,600 U.S.) of its subordinated notes payable for $2,908 ($1,901 U.S.). This resulted in a gain on early extinguishment of debt of $4,214. This gain is reduced by deferred financing fees of $140 incurred in connection with the original issuance of the repurchased notes that have been written off.

(9) Senior credit facility

At February 29, 2004, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior lending loan and security agreement, known as the borrowing base of $20,606 At February 29, 2004, the Company borrowed $10,577 under this facility.

At February 29, 2004, the Company had an unused term facility of $13,288 available for certain restricted purposes. The availability of this facility is reduced by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

Under the terms of the senior lending loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2003 results, the excess cash flow calculation required the Company to make an additional repayment of $1,096 on December 5, 2003.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(10) Segmented Information

The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and earnings before interest, income taxes, depreciation and amortization, (gain) loss on disposal of capital assets, plant closure and related environmental expenses, gain on early extinguishment of debt, write-off of deferred finance fees, (gain) loss on foreign exchange, and loss on sale of European operations (Adjusted EBITDA).

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company's consolidated income (loss) before income taxes is as follows:

	Three Months Ended		Six Months Ended
	February 29	February 28	February 29	February 28

	2004	2003	2004	2003

Total Adjusted EBITDA for reportable segments	$3,105	$4,391	$7,399	$10,003
Depreciation and amortization	(2,653)	(1,897)	(5,281)	(3,938)
Gain (loss) on disposal of capital assets	-	4	(13)	(6)
Interest on long term debt	(1,728)	(2,111)	(3,493)	(4,349)
Other interest	(199)	(275)	(413)	(608)
Plant closure and related environmental expenses (note 7)	-	(151)	-	(151)
Gain on early extinguishment of debt (note 8)	-	4,214	-	4,214
Write-off of deferred financing fees (note 8)	-	(140)	-	(140)
Gain (loss) on foreign exchange (note 4)	(245)	1,329	145	1,253
Loss on sale of European operations (note 2)	-	(383)	-	(383)

Total consolidated income (loss) before income taxes	$(1,720)	$4,981	$(1,657)	$5,895